[redacted]

SECUR 05039224 ION

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CM 3/21

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66391

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/11/04 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harrison Lovegrove Americas L. P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Riverway Suite 1330
(No. and Street)

Houston (City) Texas (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Justin Loweth 713-877-9588
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fitts Roberts & Co.
(Name – *if individual, state last, first, middle name*)

5718 Westheimer Suite 800 (Address) Houston (City) Texas (State) 77057 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TLH 3/22

OATH OR AFFIRMATION

I, Justin Loweth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harrison Lovegrove Americas L. P., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA J. KIMBALL
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
JULY 13, 2008

Signature

Justin Loweth General Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and
Independent Auditor's Report

Harrison Lovegrove Americas, L.P.
(A Limited Partnership)

(A Development Stage Enterprise)

For the Period from February 11, 2004 (inception)
through December 31, 2004

CONTENTS

FITTSROBERTS & CO., P.C.

CERTIFIED
PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

General Partner
Harrison Lovegrove Americas L.P.
Houston, Texas

We have audited the accompanying statement of financial condition of Harrison Lovegrove Americas L.P. as of December 31, 2004, and the related statement of operations, partners' capital and cash flows for the period February 11, 2004 (inception) to December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harrison Lovegrove Americas L.P. as of December 31, 2004, and the results of its operations and its cash flows for the period February 11, 2004 (inception) to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fitts, Roberts & Co., P.C.

Houston, Texas
February 22, 2005

5718 Westheimer, Suite 800 • Houston, TX 77057 • Tel: (713) 260-5230 • Fax: (713) 260-5240
4800 Sugar Grove Blvd., Suite 100 • Stafford, Texas 77477 • Tel: (281) 494-5151

An Independently Owned Member of the RSM McGladrey Network

Harrison Lovegrove Americas L.P.
(A Limited Partnership)
(A Development Stage Enterprise)
Statement of Financial Condition
As of December 31, 2004

Assets

Cash	$ 176,364
Prepaids	36,381
Total current assets	$ 212,745

Liabilities and Partners' Capital

Liabilities	-
Total liabilities	-
Commitments and Contingencies	-
Partnters' capital	
General partner	$ 213
Limited partner	212,532
Net partners' capital	212,745
Total liabilities and partners' capital	$ 212,745.

The accompanying notes are an integral part of these financial statements.

Harrison Lovegrove Americas L.P.
(A Limited Partnership)
(A Development Stage Enterprise)
Statement of Operations
For the period from February 11, 2004 (inception) through December 31, 2004

Revenue	$	-
Cost and expenses:		
Professional fees		39,946
Office and administrative expenses		21,913
Regulatory fees and expenses		8,265
Bank charges		269
Total costs and expenses		70,393
Loss from operations		(70,393)
Interest income		1,137
Net Loss	$	(69,256)
Net loss applicable to:		
Limited partner	$	(69,187)
General partner	$	(69)

The accompanying notes are an integral part of these financial statements.

Harrison Lovegrove Americas L.P.
(A Limited Partnership)
(A Development Stage Enterprise)
Statement of Changes in Partners' Capital
For the period from February 11, 2004, (inception) through December 31, 2004

	General Partners' Interest	Limited Partners' Interest	Total
Initial capital (from inception, February 11, 2004)	$ 50	$ 49,950	$ 50,000
Contributed capital	232	231,769	232,001
Net loss, February 11, 2004 through December 31, 2004	(69)	(69,187)	(69,256)
Partners' capital at December 31, 2004	$ 213	$ 212,532	$ 212,745

The accompanying notes are an integral part of these financial statements.

Harrison Lovegrove Americas L.P.
(A Limited Partnership)
(A Development Stage Enterprise)
Statement of Cash Flows
For the period from February 11, 2004 (inception) through December 31, 2004

Cash flows from operating activities:		
Net loss		$ (69,256)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in prepaid expenses	(36,381)	
Total adjustments		(36,381)
Net cash used in operating activities		(105,637)
Cash flows from financing activities:		
Proceeds from capital contributions	282,001	
Net cash provided by financing activities		282,001
Increase in cash		176,364
Cash at February 11, 2004 (inception)		-
Cash at end of the year		$ 176,364

The accompanying notes are an integral part of these financial statements.

Harrison Lovegrove Americas L.P.
(A Limited Partnership)
(A Development Stage Enterprise)
Notes to Financial Statements

NOTE A - Nature of Business and Significant Accounting Policies

Harrison Lovegrove Americas L.P. (the Company) is a limited partnership formed on February 11, 2004. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Delaware Limited Partnership owned by HLC Management LLC .1% (General Partner), and HLC (US) Limited 99.9% (Limited Partner). HLC Management LLC is wholly owned by HLC (US) Limited. HLC (US) Limited is wholly owned by Harrison Lovegrove & Co., Limited an FSA registered broker/dealer. Harrison Lovegrove & Co., Limited is owned 53.14% by Martin Lovegrove with the remaining 46.86% owned by five shareholders none having more than 25% ownership.

The Company was formed to develop private placements, mergers and acquisitions and financial advisory services that are exclusively targeted to oil and gas and related companies. The Company will act on behalf of both private and public oil and gas companies providing advisory services related to mergers, acquisitions and divestitures. The Company will primarily advise on assets located in the United States of America. The Company will also act as a placement agent to smaller, generally financially constrained private companies with the placement of both debt and equity securities. In addition, the Company will advise private companies and/or management teams on raising equity capital to fund a new venture or growth. As part of this process, the Company will assist the client in targeting investors and developing presentation materials.

The Company is a development stage enterprise as it has yet to incur any activity other than those costs associated with the administrative start up of the business and compliance with regulatory agencies.

The financial statements have been prepared on the accrual basis of accounting. The significant accounting policies followed are described below:

Personal assets and liabilities and partners' salaries – In accordance with the generally accepted method of presenting partnership financial statements, the financial statements do not include the personal assets and liabilities of the partners, including their rights to refunds on its net loss, nor any provision for an income tax refund.

The expenses shown in the income statements do not include any salaries to the partners.

NOTE A - Nature of Business and Significant Accounting Policies, continued

Cash and Cash Equivalents – The Company considers all highly liquid investments with maturity of three months or less at the date of purchase to be cash equivalents.

Income Taxes – The Company is a limited partnership under the federal and state income tax laws and regulations. Consequently, no provision for federal income taxes are provided at the Company level, since the partners will be taxed at the personal level for the taxable profits(loss) of the Company.

Fair Values of Financial Instruments - The carrying values of cash and cash equivalents and prepaids approximate their fair values.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts.

NOTE B – Economic Dependency

The Company was formed to develop private placements, mergers and acquisitions and financial advisory services that are exclusively targeted to oil and gas and related companies. Management of the Company is working on developing the business; however, through December 31, 2004, the Company had not begun any operations. Management is currently unable to determine when and if the Company will begin generating revenue; as such, the viability of the Company is dependent on the assurance of the partners to financially support the Company's obligations for the next twelve months. Harrison Lovegrove & Co. Limited has agreed to fund up to an additional $150,000 in 2005 in financial support and to continue to provide professional and technical support.

NOTE C – Office and Administrative Services

The Company has an office and administrative services agreement with a related party, Harrison Lovegrove LP, where the Company utilizes the services of Harrison Lovegrove LP to undertake the performance of any and all management and back office services required by the Company. These services include certain administrative functions, including but not limited to office and secretarial services, accounting oversight, use of office facilities, information systems and equipment, health insurance and related employee benefits, liability insurance and other indirect expenses of operations.

The administrative fee is based on the proportional costs, applied on a consistent basis, as defined by the office and administrative services agreement. The fee is payable monthly according to the level of resources utilized for such services. The office and administrative expense for the year ended December 31, 2004 was $21,913.

NOTE D - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $176,364, which was $171,364 in excess of its required net capital of $5,000. The Company's net capital ratio was 35.27 to 1.

The Company is exempt under Rule 15c3-3 (k) (2) (i) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.

NOTE E – Prepaid Expenses

Prepaid expenses represent the Company's overpayment of the office and administrative services fee to Harrison Lovegrove LP for the year. Since the inception of the Company, the administrative fee was paid monthly based on a budgeted level of services to be performed. The Company's actual operations and related administrative expense resulted in an overpayment at December 31, 2004. This amount will be utilized in the following year according to the terms of the office and administrative agreement.

NOTE F – New Accounting Standards

FIN-46

The Financial Accounting Standards Board has issued Interpretation No. 46 (FIN-46) (Revised December 2003), *Consolidation of Variable Interest Entities*. FIN-46 clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. It separates entities into two groups: (1) those for which voting interests are used to determine consolidation and (2) those for which variable interests are used to determine consolidation (the subject of FIN-46).

The consolidation requirements of FIN-46 apply to the Company in the year ended December 31, 2004. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when FIN-46 becomes effective, the enterprise is required to disclose in all financial statements initially issued issued after December 31, 2003, the nature purpose, size and activities of the variable interest entity

NOTE F – New Accounting Standards, continued

and the enterprise's maximum exposure to loss as a result of its involvement with the variable interest entity.

The Company has considered the provisions of FIN-46 and believes it will not be necessary to include in the Company's financial statements any assets, liabilities, or activities of the entities holding the Company's operating leases.

FASB 150

FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). A financial instrument issued in the form of shares is mandatorily redeemable and, therefore, within the scope of FASB Statement No. 150, it "embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur." (According to FASB Statement No. 150, the term "shares includes various forms of ownership that may not take the legal form of securities (for example, partnership interests), as well as other interests, including those that are liabilities in substance but not in form."). Under FASB Statement No. 150, broker-dealers that have issued shares that must be sold back to the Company upon the holder's death or termination of employment must record those shares as liabilities, rather than equity, as they previously were treated under GAAP, because the shares are mandatorily redeemable upon an event certain to occur. As a result, some broker-dealers may not report any equity in their GAAP financial statements and may have insufficient net capital under SEC Rule 15c3-1, "Net Capital Requirements for Brokers or Dealers."

The Company has considered the provisions of FASB 150 and believes it does not affect the Company and the equity arrangement in the partnership agreement.

FIN 45

FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires disclosures in interim and annual financial statements about obligations under certain guarantees issued by the Company. Furthermore, it requires recognition at the beginning of a guarantee of a liability for the fair value of the obligation undertaken in issuing the

NOTE F – New Accounting Standards, continued

guarantee, with limited exceptions. However, certain guarantees are not subject to the initial recognition and initial measurement provision but are only subject to the disclosure requirements; such as, guarantees between or among affiliated or related entities are not required to be measured and reflected in the financial statements. However, according to Appendix C to Rule 15c3-1, Consolidated Computations of Net Capital and Aggregate Indebtedness for Certain Subsidiaries and Affiliates, every broker or dealer in computing its net capital and aggregate indebtedness pursuant to 17 CFR Rule 15c3-1, subject to certain exceptions, is required to consolidate in a single computation assets and liabilities of any subsidiary or affiliate for which it guarantees, endorses, or assumes directly or indirectly the obligations or liabilities.

The Company has considered the provisions of FASB Interpretation No. 45 and believes it does not affect the Company as it has not issued any guarantees, endorsed, or assumed directly or indirectly any obligations or liabilities.

Schedule I

Harrison Lovegrove Americas L.P.
(A Limited Partnership)
(A Development Stage Enterprise)

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2004

Net capital		
Total partners' equity	$	212,745
Less nonallowable assets:		
Prepaid expenses		36,381
Net capital		176,364
Aggregate indebtedness		-
Minimum net capital required:	$	5,000
Excess net capital	$	171,364
Ratio: Aggregate indebtedness to net capital		0.00%

There is no material difference from the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004) of Net capital, as reported in the Company's Part II (unaudited) FOCUS report

See independent auditor's report.

FITTSROBERTS & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

General Partner
Harrison Lovegrove Americas L.P.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedule of Harrison Lovegrove Americas L.P. (the Company), for the period from February 11, 2004 (inception) through December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5718 Westheimer, Suite 800 • Houston, TX 77057 • Tel: (713) 260-5230 • Fax: (713) 260-5240
4800 Sugar Grove Blvd., Suite 100 • Stafford, Texas 77477 • Tel: (281) 494-5151

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the general partner, management, the SEC, the National Association of Security Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fitts, Roberts & Co, P.C.

Houston, Texas
February 22, 2005